Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Land Acquisitions

BEIJING, February 13, 2014 /PRNEWSWIRE/ -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), a residential real estate developer with a focus on high growth cities in China, today announced that it has recently acquired two land parcels.

The first land parcel is located in Tianfu New District, a new economic zone in Chengdu City, the capital city of southwest China’s Sichuan province. The land parcel offers a site area of approximately 75,038 square meters. Xinyuan paid a total of RMB933.8 million (approximately US$153.8 million) for the land use rights. The Company plans to develop high rise residential apartments on this land parcel for a total estimated gross floor area of approximately 225,024 square meters with an average estimated floor price of approximately RMB4,150 per square meter.

The Company acquired a second land parcel in Sanya City, Hainan province, through the acquisition of a local private-owned real estate company in Sanya. This land parcel is located in Yazhou Bay of Sanya City. Yazhou Bay is located in the west of Sanya, one of the five famous bays in Sanya and the last one under development. An express train station is under development in the Yazhou Bay area by the Sanya city government, with plans to construct a new airport in the area. The land parcel offers a site area of approximately 78,831 square meters. Xinyuan paid a total of RMB356.9 million (approximately US$58.9 million) for the land use rights. The Company plans to build SOHO apartments for sale on this land parcel for a total estimated gross floor area of approximately 118,245 square meters.

Mr. Yong Zhang, Chairman of Xinyuan, commented, “We are pleased to have increased our project under planning inventory in Chengdu, a thriving market where we have developed two projects in the past years. We are also excited to enter Hainan market, a premier vacation destination in China. In recent years, purchasing holiday properties has become increasingly popular. Sanya has been the most popular domestic tourist destination for four consecutive years. With today’s announcement, we have acquired eleven new land parcels (for a total of seven development projects) in the past six months. We are encouraged with the progress of all of our active development projects and are confident that these projects will lead to strong pre-sale revenue in 2014.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in Tier II cities, Zhengzhou, Ji'nan, Suzhou, Kunshan, Xuzhou, Chengdu and Hefei. The Company's U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://en.xyre.com/ir.html.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the ''safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2012. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Ms. Helen Zhang

Interim CFO

Tel: +86 (10) 8588-9398

Email: irmanager@xyre.com

ICR, LLC

William Zima

In U.S.: +1 646-308-1472

In China: +86 (10) 6583-7511

Email: william.zima@icrinc.com